PE 2/17/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
FEB 17 2016
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16003994

February 17, 2016

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-17-16

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated February 17, 2016 concerning the shareholder proposal submitted by Jing Zhao for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that ExxonMobil therefore withdraws its January 21, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Jing Zhao

FISMA & OMB MEMORANDUM M-07-16

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 17, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Jing Zhao
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that, after discussion between the Company and the Proponent, the Proponent has elected to withdraw the captioned Proposal for ExxonMobil's 2016 Annual Meeting of Shareholders. An email from the Proponent confirming the withdrawal is enclosed. Accordingly, the Company hereby withdraws its request to the staff dated January 21, 2016 for no-action relief with respect to the Proposal.

Please contact me by email at james.e.parsons@exxonmobil.com or by phone at (972) 444-1478 if you have any questions or require additional information.

Sincerely,

James E. Parsons
Coordinator—Corporate Securities & Finance Law

Enclosures
cc:
Jing Zhao

FISMA & OMB MEMORANDUM M-07-16

Parsons, Jim E

From:	JING ZHAO ***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Wednesday, February 17, 2016 12:03 AM
To:	Gilbert, Jeanine
Cc:	Parsons, Jim E
Subject:	Re: ExxonMobil Conference Call Request - Outside Experts at Compensation Committee Meetings

Please forward this message to Mr. Woodbury. Thank you.

Jeff,
It is a pleasure to talk to you two today. I appreciate it very much.
Although we still disagree and I need more time to study, the SEC may make decision very soon regarding my proposal. So I decide now to withdraw my proposal this time.
I will continue to hold my shares so we can continue to discuss this compensation policy and other corporate governance issues.

Best,
Jing

Jing Zhao
US-Japan-China Comparative Policy Research Institute

On Thu, Jan 14, 2016 at 11:57 AM, Gilbert, Jeanine <jeanine.gilbert@exxonmobil.com> wrote:

Hello Mr. Zhao,

Thank you, I have booked 2/16 @ 4:00 PM CST, a meeting notice with dial-in instructions will be sent momentarily. We look forward to talking to you then.

Best regards,

Jeanine Gilbert

Shareholder Relations

ExxonMobil

5959 Las Colinas Blvd.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 21, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Jing Zhao
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Jing Zhao (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: shareholders recommend that Exxon Mobil Corporation (ExxonMobil) improve the executive compensation policy with respect to ExxonMobil's executive officers and other senior executives to permit outside experts to attend meetings of the Compensation Committee as non-members or as advisors to the Committee. This is not intended to unnecessarily limit our Board's judgment in crafting the recommended improvements, such as the qualification, number, function and term of outside experts, in accordance with applicable laws.

A copy of the Proposal with its supporting statement (the "Supporting Statement"), as well as related correspondence with the Proponent, is attached to this letter as Exhibit A. To the extent this letter relates to matters of law, it is my legal opinion as counsel for the Company.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, the Staff has said that a proposal is substantially implemented if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *Duke Energy Corp.* (avail. Feb. 21, 2012) (concurring with the omission of a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions as substantially implemented because the company's policies, practices and procedures compared favorably with the guidelines of the proposal); s*ee also Apple Inc.* (avail. Dec. 11, 2014) (concurring with the omission of a proposal requesting the formation of a committee to assist the company's board of directors in overseeing policies and practice related to public policy issues as substantially implemented because "Apple's policies, practices and procedures compare favorably with the guidelines of the proposal"); *The Goldman Sachs Group, Inc.* (avail. Mar. 15, 2012) (concurring with the omission of a proposal requesting the formation of a board committee to review and report how the company is responding to risks, including reputational risks, associated with high levels of senior executive compensation as substantially implemented because disclosures in the company's proxy statement "compare[d] favorably with the guidelines of the proposal"); *The Goldman Sachs Group, Inc.* (avail. Feb. 12, 2012) (concurring with the omission of a proposal requesting the formation of a committee to assist the Company's board of directors in overseeing policies and practice related to public policy and corporate citizenship as substantially implemented because "Goldman Sachs' policies, practices and procedures compare favorably with the guidelines of the proposal"); *Entergy Corp.* (avail. Feb. 14, 2012) (concurring with the omission of a proposal requesting the appointment of a board committee to review and report on the company's nuclear safety policies as substantially implemented because the "public disclosures" in the company's safety policy and sustainability report "compare[d] favorably with the guidelines of the proposal").

In addition, the Staff has previously concurred in the exclusion of a proposal where the company's previous actions have substantially implemented the proposal. *See Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce);

The Proposal requests that the Company "permit outside experts to attend meetings of the Compensation Committee as non-members or as advisors to the Committee." Consistent with the requirements of New York Stock Exchange Rule 303A.05, the charter of the Company's compensation committee (the "Committee Charter") provides that:

> The Committee has the authority in its sole discretion to retain and oversee the work of such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors with funding provided by the Corporation. Without limiting the foregoing, the Committee will have sole authority to retain and terminate any compensation consultant to be used to assist the Committee in the evaluation of CEO or senior executive compensation.

Compensation Committee Charter of Exxon Mobil Corp., available at: http://corporate.exxonmobil.com/en/investors/corporate-governance/board-committees/compensation-committee. Accordingly, the Committee Charter clearly permits the Company's Compensation Committee to seek advice from outside experts. In fact, the Company's public disclosures make it clear that the compensation committee has in fact used its authority to bring in outside experts to attend meetings of the committee. As discussed in the Company's most recent proxy statement:

> The [Compensation] Committee utilizes the expertise of an external independent consultant, Pearl Meyer & Partners. The Committee is solely and directly responsible for the appointment, compensation, and oversight of the consultant. The Committee considers factors that could affect Pearl Meyer & Partners' independence, including that the consultant provides no other services for ExxonMobil other than its engagement by the Committee and the Board Affairs Committee as described below. Based on this review, the Committee has determined the consultant's work for the Committee to be free from conflicts of interest.
>
> At the direction of the Committee, the consultant provides the following services:
>
> - ***Attends Compensation Committee meetings***;
>
> - Informs the Compensation Committee regarding general trends in executive compensation across industries, particularly trends that reflect a change in compensation practices, and prepares the analysis of comparator company compensation used by the Compensation Committee; and

> - ***Participates in the Committee's deliberations*** regarding compensation for Named Executive Officers that includes items such as . . . [h]ow to determine the appropriate level of compensation and each compensation element for the Named Executive Officers considering similar positions across industries, their career experience, and length of experience in their positions, as well as general performance of the Company within the industry . . .
>
> The independent consultant's input is given serious consideration as part of the Committee's decision-making process . . . .

Proxy Statement and Form of Proxy for the 2015 Annual Meeting of Shareholders of Exxon Mobil Corp., page 12, available at: http://www.sec.gov/Archives/edgar/data/34088/000119312515128602/d855824ddef14a.htm (emphasis added). The Proposal's criticisms of Pearl Meyer & Partners are irrelevant to the implementation of the Proposal, which expressly provides that it is "not intended to unnecessarily limit" the Board's judgment with respect to the "qualification, number, function and term of outside experts."

The Staff has concurred in the exclusion under Rule 14a-8(i)(10) of proposals requesting the formation of a new board committee to address an issue already within the scope of an existing committee's charter. *See, e.g., Siliconix Inc.* (avail. Mar. 1, 2004) (concurring with the omission of a proposal requesting the formation of a committee to review related party transactions as substantially implemented by the company's then-existing audit committee); *Fin. Indus. Corp.* (avail. Mar. 28, 2003) (concurring with the omission of a proposal requesting the appointment of a committee to engage an investment bank to explore a merger as substantially implemented by the company's then-existing special committee of the board); *The Columbia/RCA Healthcare Corp.* (avail. Feb. 18, 1998) (concurring with the omission of a proposal requesting the formation of a committee to oversee anti-fraud compliance as substantially implemented by the company's then-existing ethics committee); *ITT Corp.* (avail. Mar. 24, 1992) (concurring with the omission of a proposal requesting the appointment of an environmental affairs committee as substantially implemented by the company's then-existing legal affairs committee); *Woolworth Corp.* (avail. Apr. 11, 1991) (concurring with the omission of a proposal requesting the appointment of a committee to investigate the issue of animal neglect and mistreatment as substantially implemented by the company's then-existing pet advisory board).

In the case at hand, the specific committee identified in the Proposal (the Compensation Committee) already has the authority requested (that it "permit outside experts to attend meetings . . . as non-members or as advisors") and actively invites such outside experts to attend committee meetings as advisors. Accordingly, the Committee Charter's grant of authority to the Company's Compensation Committee, allowing it to "retain . . . outside advisors" and its practices, as disclosed in the Company's proxy materials, of "permit[ing]" these "outside experts" to, by invitation, "attend meetings of the Compensation Committee as . . . advisors to the Committee" substantially implements the Proposal, and therefore the Proposal may be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to james.e.parsons@exxonmobil.com. If I can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478.

Sincerely,

James E. Parsons
Coordinator—Corporate Securities & Finance Law

Enclosures
cc:

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Received
DEC 28 2015
J. J. Woodbury

RECEI...
DEC 28 2015
B. D. TINSLEY

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2015

Mr. Jeffrey J. Woodbury,
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
phone 972-444-1157
(via post mail and fax 972-444-1505)

Re: Shareholder Proposal on Executive Compensation Policy

Dear Mr. Woodbury:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2016 annual meeting of shareholders and a letter of my shares for more than $2000 value for longer than one year. I will continuously hold these shares until the 2016 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** or
*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Shareholder proposal
Jing Zhao's shares letter

Shareholder Proposal on Executive Compensation Policy

Resolved: shareholders recommend that Exxon Mobil Corporation (ExxonMobil) improve the executive compensation policy with respect to ExxonMobil's executive officers and other senior executives to permit outside experts to attend meetings of the Compensation Committee as non-members or as advisors to the Committee. This is not intended to unnecessarily limit our Board's judgment in crafting the recommended improvement, such as the qualification, number, function and term of outside experts, in accordance with applicable laws.

Supporting Statement

According to the ExxonMobil's Notice of 2015 Annual Meeting and Proxy Statement: "The Committee does not delegate its responsibilities with respect to ExxonMobil's executive officers and other senior executives (currently 27 positions)"; "The Committee utilizes the expertise of an external independent consultant, Pearl Meyer & Partners"; "The independent consultant's input is given serious consideration as part of the Committee's decision-making process but is not assigned a weight versus the other matters considered by the Committee" (p.12). As the result of the current policy, our Chairman and CEO's total reported pay was $40,266,501 in 2012, $28,138,329 in 2013, and $33,096,312 in 2014 (p.48, with other named and principal positions). It is clear that one single consulting firm cannot advise a reasonable, fair, and ethical compensation policy responsive to America's general economy, such as unemployment, working hour and wage inequality, without voices from the general public, such as unions, the academic society, independent think tanks and publicly elected officers.

As Professor Thomas Piketty pointed out, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (Capital in the Twenty-First Century, trans. Arthur Goldhammer. Cambridge: The Belknap Press of Harvard University Press, 2014. p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms."(p.298) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

Scottrade

MEMBER FINRA/SIPC

100 Pringle Ave Ste 330 Walnut Creek CA 94596-1580
p: 925-256-6425 • f: 925-256-0395

12/15/2015

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Zhao:

This letter serves as confirmation that you purchased 30 shares of Exxon Mobil Corporation (XOM) on 12/12/2014 and purchased another 15 shares of XOM on 08/19/2015. You have continuously owned 45 shares of Exxon Mobil Corporation from the purchase date to the present day.

If we can be of any additional assistance, please contact us at 925-256-6425.

Sincerely,

Todd Rouleau
Branch manager

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

15 DEC 2015 PM 7 L


SANTA

Mr. Jeffrey J. Woodbury,
Secretary, Exxon Mobil Corporation,
5959 Las Colinas Boulevard, Irving, TX 75039-2298

75039$2298 C044
75039$2298 C044

[redacted]

Zhao

RECEIVED

DEC 16 2015

B. D. TINSLEY

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2015

Mr. Jeffrey J. Woodbury,
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
phone 972-444-1157
(via post mail and fax 972-444-1505)

Re: Shareholder Proposal on Executive Compensation Policy

Dear Mr. Woodbury:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2016 annual meeting of shareholders and a letter of my shares for more than $2000 value for longer than one year. I will continuously hold these shares until the 2016 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** or *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Jing Zhao

Jing Zhao

PS. I sent fax and post mail yesterday.
I called the # and left a message.
Resend today 12/16/2015.

Enclosure: Shareholder proposal
Jing Zhao's shares letter

Scottrade

MEMBER FINRA/SIPC

100 Pringle Ave Ste 310 Walnut Creek CA 94596-1500
p: 925-256-6425 • f: 925-256-0895

12/15/2015

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Zhao:

This letter serves as confirmation that you purchased 30 shares of Exxon Mobil Corporation (XOM) on 12/12/2014 and purchased another 15 shares of XOM on 08/19/2015. You have continuously owned 45 shares of Exxon Mobil Corporation from the purchase date to the present day.

If we can be of any additional assistance, please contact us at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Todd Rouleau
Branch manager

Shareholder Proposal on Executive Compensation Policy

Resolved: shareholders recommend that Exxon Mobil Corporation (ExxonMobil) improve the executive compensation policy with respect to ExxonMobil's executive officers and other senior executives to permit outside experts to attend meetings of the Compensation Committee as non-members or as advisors to the Committee. This is not intended to unnecessarily limit our Board's judgment in crafting the recommended improvement, such as the qualification, number, function and term of outside experts, in accordance with applicable laws.

Supporting Statement

According to the ExxonMobil's Notice of 2015 Annual Meeting and Proxy Statement: "The Committee does not delegate its responsibilities with respect to ExxonMobil's executive officers and other senior executives (currently 27 positions)"; "The Committee utilizes the expertise of an external independent consultant, Pearl Meyer & Partners"; "The independent consultant's input is given serious consideration as part of the Committee's decision-making process but is not assigned a weight versus the other matters considered by the Committee" (p.12). As the result of the current policy, our Chairman and CEO's total reported pay was $40,266,501 in 2012, $28,138,329 in 2013, and $33,096,312 in 2014 (p.48, with other named and principal positions). It is clear that one single consulting firm cannot advise a reasonable, fair, and ethical compensation policy responsive to America's general economy, such as unemployment, working hour and wage inequality, without voices from the general public, such as unions, the academic society, independent think tanks and publicly elected officers.

As Professor Thomas Piketty pointed out, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (Capital in the Twenty-First Century, trans. Arthur Goldhammer. Cambridge: The Belknap Press of Harvard University Press, 2014. p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms."(p.298) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 22, 2015

VIA UPS – OVERNIGHT DELIVERY

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Zhao:

This will acknowledge receipt of the proposal concerning Outside Experts at Compensation Committee Meetings (the "Proposal"), which you (the "Proponent") have submitted in connection with ExxonMobil's 2016 annual meeting of shareholders. However, insufficient proof of share ownership was provided in your December 15, 2015 submission.

As described in more detail below, in order to establish your eligibility to submit a shareholder proposal you must submit sufficient proof to verify that you have continuously held not less than $2,000 of ExxonMobil stock for a period of at least one year through and including the date of your proposal. The Scottrade letter indicates you purchased 30 shares of ExxonMobil stock on December 12, 2014 and an additional 15 shares on August 9, 2015. The letter then states you have continuously owned 45 shares from the purchase date to the present day. This letter is inadequate to prove your continuous ownership of at least $2,000 of ExxonMobil stock for a period of at least one year through and including the date of the proposal. The Scottrade letter only confirms your continuous ownership of 45 shares since the purchase date. You only acquired 45 shares of ExxonMobil stock per the letter on August 9, 2015, which is less than one year prior to and including the December 15 date of your proposal. The statement in the Scottrade letter does NOT confirm that your ownership of 30 shares of ExxonMobil stock purchased on December 12, 2014 was continuous from that date to August 9, 2015 when your ownership increased to 45 shares. As described in more detail below, this defect must be corrected.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the Proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 15, 2015, which is the date the Proposal was received electronically by fax.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 15, 2015.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponents' shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 15, 2015; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponents' ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: *http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponents' broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 15, 2015.

- If the Proponents' broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 15, 2015. The Proponent should be able to find out who this DTC participant is by asking the Proponents' broker or bank. If the Proponents' broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponents' account statements, because the clearing broker identified on the Proponents' account statements will generally be a DTC participant. If the DTC participant that holds the Proponents' shares knows the Proponents' broker's or bank's holdings, but does not know the Proponents' holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December

15, 2015, the required amount of securities were continuously held – one from the Proponents' broker or bank confirming the Proponents' ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1233, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponents' representative, who is qualified under New Jersey law to present the Proposal on the Proponents' behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Gilbert, Jeanine

From:	JING ZHAO*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, December 27, 2015 4:30 PM
To:	Gilbert, Jeanine
Subject:	letter to Mr. Jeffrey J. Woodbury Re: Shareholder Proposal on Executive Compensation Policy
Attachments:	exxon_proposal_2016-letter.pdf
Categories:	External Sender

RECEIVED
DEC 27 2015
B. D. TINSLEY

Please see the attached letter.
Thank you.

ps. I sent you fax two times but it seems that your fax is out of paper.

Jing Zhao
US-Japan-China Comparative Policy Research Institute

Gilbert, Jeanine

From: JING ZHAO*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 28, 2015 12:27 PM
To: Gilbert, Jeanine
Subject: Fwd: letter to Mr. Jeffrey J. Woodbury Re: Shareholder Proposal on Executive Compensation Policy
Attachments: exxon_proposal_2016-letter.pdf
Categories: External Sender

RECEIVED
DEC 28 2015
B. D. TINSLEY

I tried to send fax again but failed.

Jing Zhao
US-Japan-China Comparative Policy Research Institute

---------- Forwarded message ----------
From: JING ZHAO FISMA & OMB Memorandum M-07-16 ***
Date: Sun, Dec 27, 2015 at 2:30 PM
Subject: letter to Mr. Jeffrey J. Woodbury Re: Shareholder Proposal on Executive Compensation Policy
To: Jeanine.gilbert@exxonmobil.com

Please see the attached letter.
Thank you.

ps. I sent you fax two times but it seems that your fax is out of paper.

Jing Zhao
US-Japan-China Comparative Policy Research Institute

RECEIVED

DEC 28 2015

B. D. TINSLEY

*** FISMA & OMB Memorandum M-07-16 ***

December 27, 2015

Mr. Jeffrey J. Woodbury,
Secretary, Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
(via email Jeanine.gilbert@exxonmobil.com and fax 972-444-1233)

Re: Shareholder Proposal on Executive Compensation Policy

Dear Mr. Woodbury:

Thank you for your December 22, 2015 letter and your interest in discussing my proposal. I did receive a lady's call to notify me that you were sending a letter to me, but not other contact from you.

I have provided the letter to demonstrate that I had continuously held at least $2000 in market value for at least one year by the date I submitted my proposal. Your letter did not deny this fact. If you can teach me that on any date from December 12/12/2014 to 12/15/2015 my shares were less than $2000 in market value, I will happily withdraw my proposal (and submit a similar one next year for 2017 shareholders meeting).

It is regrettable that you, as our company's secretary, interpreted the SEC rules arbitrarily. Rule 14a-8(b) requires a shareholder to hold $2000 in market value, but not any shares, for at least one year. Due to the poor management, our company's stock price has been down sharply since I purchased 30 shares on 12/12/2014, so I had to purchase another 15 shares on 08/19/2015 for the purpose to hold at least $2000 in market value to be eligible to submit the proposal. I would suggest you dialogue with shareholders constructively and faithfully. Here is a good practice example from Cisco's secretary: http://cpri.tripod.com/cpr2010/fromchandler.pdf and the board of directors' statement: http://cpri.tripod.com/cpr2010/Cisco_Zhao20100823.pdf .

I would also suggest that our company set an email account to receive shareholder's proposal to communicate with shareholders positively and efficiently.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Jing Zhao

Jing Zhao